Magal Board Responds to Letter Received From Dissident Shareholders

Yahud, July 21, 2010 – Magal S3’s (NASDAQ: MAGS) Board of Directors met today to consider the letter it received from the dissident shareholders that represent 17.8% of the company’s shareholders.

The Board found that the offers made by Mr. Kirsh, Plenus Fund and OPTEX, a Japanese company, to be non-comparable, as the OPTEX proposal was condition at on the replacement of the majority of the company’s Board of Directors, while the Plenus proposal required a formal application to Plenus in order to negotiate all terms and conditions.  As a result, Mr. Kirsh’s proposal, as previously approved by the Board, which  is unconditional and only subject to shareholder approval, is the only proposal which will be presented at the  extraordinary general meeting called for August 12, 2010.

The Board, however, has instructed Magal’s management to contact Plenus and obtain clarifications regarding its proposal.  Similarly, the Board appointed its two external directors to serve as a committee to consider the details of all proposals received and to report back to the Board.

The Board discussed Mr. Yoav Stern’s direct appeal to the company’s employees worldwide and further noted that Mr. Stern had recorded conversations with the company’s employees, shareholders and Board members, without their knowledge. The Board views Mr. Stern’s conduct as an attempt to damage the company’s proper management and operations.  It has directed the company’s management to take all steps necessary as a result of these actions and to report back to the Board as soon as possible. The Board views this conduct to be improper and is reviewing future actions with regard to his conduct.

Magal S3	Financial Communication Public & Investor Relations
Eitan Livneh, President & CEO	Hadas Friedman
Tel: +972-3-539-1444	Tel: +972-3-695-4333 Ext. 6
Fax: +972-3-536-6245	E-mail: hadas@fincom.co.il
Assistant: Ms. Elisheva Almog	Mobile: +972-54-230-3100
E-mail: ElishevA@magal-s3.com